SECOND AMENDMENT
TO THE RUBY TUESDAY, INC.
EXECUTIVE LIFE INSURANCE PLAN

        THIS SECOND AMENDMENT is made as of January 1, 2004 (the “Effective Date”), by RUBY TUESDAY, INC. (the “Primary Sponsor”), a corporation organized and existing under the laws of the State of Georgia.

W I T N E S S E T H:

        WHEREAS, the Primary Sponsor maintains the Ruby Tuesday, Inc. Executive Life Insurance Plan (the "Plan"); and

        WHEREAS, the Primary Sponsor desires to amend the Plan to accommodate recent guidance issued by the Internal Revenue Service concerning split-dollar arrangements;

        NOW, THEREFORE, the Plan is hereby amended, effective as of the Effective Date, as follows:

1.     By adding a new final sentence to Section II.G. as follows:

“The term ‘Employee’ shall include any former Employee for as long as he or she continues participation in the Plan.”

2.     By replacing Section II.K. with the following:

“K.

‘Net Premium Outlay’ means, with respect to a Split Dollar Policy and at any given time, the sum of the amounts borrowed by the Executive from the Company to pay premiums on the Split Dollar Policy, including the premium advances made by the Company prior to January 1, 2004 which the parties have agreed to characterize as loans pursuant to Treasury Regulations Section 1.7872-15, less the amount of any outstanding borrowing by the Company against the Split Dollar Policy.”

        Except as specifically amended hereby, the Plan shall remain in full force and effect as prior to this Second Amendment.

        IN WITNESS WHEREOF, the Primary Sponsor has caused this Second Amendment to be executed as of the day and year first above written.

RUBY TUESDAY, INC. By:/s/ Samuel E. Beall, III Title: Chairman of the Board, President and Chief Executive Officer